Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES POSITIVE ARBITRATION RULING
RELATED TO SALE OF MONGOLIAN ASSETS

Toronto, ON – July 30, 2020. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce the London Court of International Arbitration (“LCIA”) has recently rendered a final award in favour of Denison for the previously disclosed arbitration proceedings between the Company and Uranium Industry a.s. (“UI”) related to the 2015 sale by Denison to UI of its mining assets and operations located in Mongolia.

The arbitration panel declared that UI violated its obligations to the Company under the related agreements, and ordered UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs. The arbitration panel further dismissed all other claims and counterclaims.

Background

In November 2015, the Company completed the sale of its mining assets and operations located in Mongolia to UI pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. On September 20, 2016, the Mineral Resources Authority of Mongolia formally issued mining license certificates for all four projects, triggering Denison’s right to receive additional post-closing contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made. The Company served notice to UI on February 24, 2017, that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon were immediately due and payable.

On December 12, 2017, the Company then filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the LCIA in conjunction with the default of UI’s obligations under the GSJV Agreement and Extension Agreement. The three person arbitration panel was appointed on February 28, 2018, with in-person hearings held in December 2019. The arbitration panel’s findings were issued on July 27, 2020.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 66.71% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group, which manages Denison's Elliot Lake reclamation projects and provides post-closure mine and maintenance services to industry and government clients.

Denison is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol 'U', which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’. In particular, this news release contains forward-looking information pertaining to the LCIA award and the implication that Denison may recover such award; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the arbitration award in favour of Denison may not lead to recovery of any such award or expenses. Denison believes that the expectations reflected in its forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.